

THE DIXIE GROUP

# August 2018
# Investor Presentation

**Contact:**
**Jon Faulkner**
**CFO**
**The Dixie Group**

**Phone: 706-876-5814**

jon.faulkner@dixiegroup.com

# Forward Looking Statements
## The Dixie Group, Inc.



- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements.  Such factors include the levels of demand for the products produced by the Company.  Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business.  Issues related to the availability and price of energy may adversely affect the Company's operations.  Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources.  Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

# Dixie History

 

- 1920    Began as Dixie Mercerizing in Chattanooga, TN
- 1990's   Transitioned from textiles to floorcovering
- 2003    Refined focus on upper- end floorcovering market
- 2003    Launched Dixie Home - upper end residential line
- 2005    Launched modular tile carpet line – new product category
- 2007    Launched wool products in Masland & Fabrica – high-end designers
- 2012    Purchased Colormaster dye house – lower cost
- 2012    Purchased Crown rugs – wool rugs
- 2013    Purchased Robertex - wool carpet manufacturing
- 2014    Purchased Atlas Carpet Mills – high-end commercial business
- 2014    Purchased Burtco - computerized yarn placement for hospitality
- 2016    Launched Calibré luxury vinyl flooring in Masland Contract
- 2017    Launched Stainmaster® LVF in Masland and Dixie Home
- 2018    Launch engineered wood in our Fabrica brand

# Dixie Today



- Commitment to brands in the upper-end market with strong growth potential.

- Diversified between Commercial and Residential markets.

- Diversified customer base (TTM Basis)
  - Top 10 carpet customers
    - 17% of sales
  - Top 100 carpet customers
    - 31% of sales



# Dixie Group Drivers

What affects our business?

THE DIXIE GROUP

The market dynamics:

- Residentially
  - The market is driven by home sales and remodeling.
    - New construction is a smaller effect.
  - Dixie is driven by the wealth effect.
    - The stock market and consumer confidence.
- Commercially
  - The market is driven by remodeling of offices, schools, retail and hospitality as demonstrated by the investment in non-residential fixed structures.
  - Dixie is driven by upper-end remodeling in offices, retail remodeling, higher education, and upper-end hospitality that primarily involves a designer.

# New and Existing Home Sales
## Seasonally Adjusted Annual Rate



New 1,000
Existing 1,000
800
750
700
650
600
550
500
450
400
350
300
250
6,000
5,500
5,000
4,500
4,000
3,500
3,000
Jan '13
Jan '14
Jan '15
Jan '16
Jan '17
Jan '18


- "There continues to be a mismatch since the spring between the growing level of homebuyer demand in most of the country in relation to the actual pace of home sales, which are declining.
- The root cause is without a doubt the severe housing shortage that is not releasing its grip on the nation's housing market. What is for sale in most areas is going under contract very fast and in many cases, has multiple offers. This dynamic is keeping home price growth elevated, pricing out would-be buyers and ultimately slowing sales."

**Lawrence Yun**
**Chief Economist**
**National Association of Realtors**
**July 23, 2018**

Source: National Association of Realtors (existing) and census.gov/newhomesales

6

# Residential and Commercial
## Fixed Investment


Fixed Investment as % of GDP
(U.S.Dept. of Commerce)
6.5%
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
4.4%
3.9%
3.4%
3.1%
1969 QQ1
1970 QQ1
1971 QQ1
1972 QQ1
1973 QQ1
1974 QQ1
1975 QQ1
1976 QQ1
1977 QQ1
1978 QQ1
1979 QQ1
1980 QQ1
1981 QQ1
1982 QQ1
1983 QQ1
1984 QQ1
1985 QQ1
1986 QQ1
1987 QQ1
1988 QQ1
1989 QQ1
1990 QQ1
1991 QQ1
1992 QQ1
1993 QQ1
1994 QQ1
1995 QQ1
1996 QQ1
1997 QQ1
1998 QQ1
1999 QQ1
2000 QQ1
2001 QQ1
2002 QQ1
2003 QQ1
2004 QQ1
2005 QQ1
2006 QQ1
2007 QQ1
2008 QQ1
2009 QQ1
2010 QQ1
2011 QQ1
2012 QQ1
2013 QQ1
2014 QQ1
2015 QQ1
2016 QQ1
2017 Q1
2018 Q1
Residential Fixed Investment % of GDP
Residential 48 Yr Average
Comercial Structures Fixed Investment as % of GDP
Commercial 48 Yr Average

Rebound in residential activity

Commercial activity is flat

We expect 2018 to continue the rebound of residential fixed investment as a percent of GDP

# The Industry as compared to The Dixie Group



**Value of U.S. Carpet & Rug Sales**
($ 000,000's)

**The Dixie Group Carpet & Rug Sales from 2003 through TTM Q2 2018**

Since 2009, Dixie's sales are up 102% of which 84% is due to internal growth (without Atlas) while the industry is up 11%

Single year dips in shipments during recessionary times

Multi-year decline in this downturn
Beginning of recovery

# 2017 U.S. Flooring Manufacturers



THE DIXIE GROUP

| Carpet & Rug Leaders | Flooring $ in millions | Flooring % |
|---|---|---|
| Shaw (Berkshire Hathaway) | 4,642 | 20.9% |
| Mohawk (MHK) | 5,190 | 23.3% |
| Engineered Floors (Private, Bought Beaulieu 10-2017, sales combined) | 885 | 4.0% |
| Interface (TILE) | 516 | 2.3% |
| Dixie (DXYN) | 365 | 1.6% |
| Imports & All Others | 10,664 | 47.9% |
| U.S. Carpet & Rug Market | 22,262 | 100.0% |

**Source: Floor Focus - Flooring includes sales of carpet, rugs, ceramic floor tile, wood, laminate, resilient and rubber**

# Dixie versus the Industry



THE DIXIE GROUP

## 2018 Second Quarter Dixie sales

## 2018 Second Quarter U.S. Carpet & Rug Market of $10.6 billion

High End Commercial, 28%



High End Residential, 72%

Commercial, 42%



Residential, 58%

Source: Floor Covering Weekly and Dixie Group estimate

# Carpet Growth
## Dixie Market Share in Dollars and Units





**4.71%** Dixie Market Share Dollars     **2.11%** Dixie Market Share Units

# Industry Positioning
## The Dixie Group




- Strategically our residential and commercial businesses are driven by our relationship to the upper-end consumer and the design community
- This leads us to:
  - Have a sales force that is attuned to design and customer solutions
  - Be a "product driven company" with emphasis on the most beautiful and up-to-date styling and design
  - Be quality focused with excellent reputation for building excellent products and standing behind what we make
  - And, unlike much of the industry, not manufacturing driven

12

# Residential Brand Positioning
## The Dixie Group

THE DIXIE GROUP



ESTIMATED WHOLESALE MARKET PRICE FOR CARPETS AND RUGS: VOLUME AND PRICE POINTS
TOTAL MARKET: SQUARE YARDS OR SALES DOLLARS
Masland
Dixie Home
Fabrica
$0
$8
$14
$21
$28
$35
$42
$49
INDUSTRY AVERAGE
PRICE / SQ YD FOR CARPETS AND RUGS


Note: Market share data based on internal company estimates – Industry average price based on sales reported through industry sources

# Dixie Group High-End Residential Sales
## All Residential Brands





**Sales by Brand for 2018 Second Quarter**



Fabrica

Masland

Dixie Home

# Dixie Group High-End Residential Sales
## All Brands



## Sales by Channel for 2018 Second Quarter



Specialty - OEM

Commercial

Builder

Mass Merchant

Retailer

Designer

The company believes that a significant portion of retail sales also involve a designer.



- Well-styled moderate to upper priced residential broadloom line
  - Known for differentiated pattern and color selection

- Dixie Home provides a "full line" to retailers
  - Sells specialty and mass merchant retailers

- Growth initiatives
  - Stainmaster® Tru Soft ™ Fiber Technology
  - Stainmaster® PetProtect ® Fiber Technology



- Leading high-end brand with reputation for innovative styling, design and color

- High-end retail / designer driven
  - Approximately 22% of sales directly involve a designer
  - Hand crafted and imported rugs

- Growth initiative
  - Stainmaster® TruSoft™ Fiber Technology
  - Stainmaster® PetProtect® Fiber Technology
  - Wool products in both tufted and woven constructions



- Premium high-end brand
  - "Quality without Compromise"

- Designer focused
  - Approximately 31% of sales directly involve a designer
  - Hand crafted and imported rugs

- Growth initiatives
  - Stainmaster® TruSoft™ Fiber Technology
  - Fabrica Permaset dyeing process "unlimited color selection in wool"

# Commercial Market Positioning
## The Dixie Group





- We focus on the "high-end specified soft floorcovering contract market"

- Our Atlas brand
  - Designer driven focused on the fashion oriented market space

- Our Masland Contract brand
  - Broad product line for diverse commercial markets

- Our Masland Hospitality brand
  - Custom products for the hospitality industry

- Our Masland Residential sales force
  - Sells "main street commercial" through retailers

19



# Atlas





- Atlas is our premium commercial brand

- Dedicated to serving the architect and designer needing finer goods

- Focus is on the corporate market through high fashion broadloom and modular carpet tile offerings

- With state-of-the-art tufting machines Atlas can quickly manufacture both custom and running line products





- Upper-end brand in the specified commercial marketplace
  - Corporate, End User, Store Planning, Hospitality, Health Care, Government and Education markets
- Designer focused
- Strong national account base
- Growth initiatives
  - Masland Contract Modular Carpet Tile
  - Masland Hospitality using "computerized yarn placement" technology
  - Calibré Luxury Vinyl Tile





## Sales by Channel for 2018 Second Quarter



- Health Care
- Other
- Gov't
- Hospitality
- Store Planning
- Corporate
- Education

**Channels: Interior Design Specifier and Commercial End User**

# Dixie Group Sales
## $ in millions



THE DIXIE GROUP

## Net Sales

| Year | Net Sales |
|------|-----------|
| 2006 | 331 |
| 2007 | 321 |
| 2008 | 283 |
| 2009 | 205 |
| 2010 | 231 |
| 2011 | 270 |
| 2012 | 266 |
| 2013 | 345 |
| 2014 | 407 |
| 2015 | 422 |
| 2016 | 397 |
| 2017 | 412 |
| TTM Q2 2018 | 413 |

*2016 had 53 weeks.

# Sales & Operating Income
## $ in millions



| Annual | Y 2007 | Y 2008 | Y 2009 | Y 2010 | Y 2011 | Y 2012 | Y 2013 | Y 2014 | Y 2015 | Y 2016 | Y2017 | TTM |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Net Sales | 321 | 283 | 203 | 231 | 270 | 266 | 344 | 407 | 422 | 397 | 412 | 413 |
| Net Income (Loss) | 6.2 | (31.5) | (42.2) | (4.7) | 1.0 | (0.9) | 5.3 | (1.4) | (2.4) | (5.3) | (9.6) | (14.8) |
| Operating Income | 16.7 | (28.5) | (45.4) | (2.6) | 5.7 | 1.8 | 8.9 | (5.2) | 2.0 | (3.4) | 4.0 | (1.5) |
| Non-GAAP Adjusted Op. Income | 16.7 | 1.5 | (8.4) | (1.0) | 5.1 | 3.5 | 16.4 | 4.7 | 4.9 | (2.0) | 4.6 | 1.5 |
| EBITDA | 29.2 | (14.7) | (32.1) | 8.4 | 14.8 | 11.2 | 18.7 | 16.9 | 15.9 | 10.0 | 16.6 | 11.2 |
| Non-GAAP Adjusted EBITDA | 29.7 | 15.5 | 5.3 | 10.3 | 14.5 | 13.2 | 26.5 | 17.7 | 19.0 | 11.5 | 17.5 | 14.1 |

| Quarterly | Q3 2015 | Q4 2015 | Q1 2016 | Q2 2016 | Q3 2016 | Q4 2016 | Q1 2017 | Q2 2017 | Q3 2017 | Q4 2017 | Q1 2018 | Q2 2018 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Net Sales | 108.9 | 107.8 | 89.2 | 105.3 | 100.3 | 102.6 | 97.5 | 107.2 | 102.7 | 105.1 | 98.9 | 106.4 |
| Net Income (Loss) | 0.1 | (0.5) | (4.8) | 1.7 | 0.5 | (2.7) | (0.6) | 1.1 | (0.6) | (9.5) | (2.9) | (1.8) |
| Operating Income | 1.3 | 1.2 | (5.8) | 3.4 | 1.9 | (2.9) | 0.6 | 3.2 | 0.8 | (0.6) | (1.5) | (0.2) |
| Non-GAAP Adjusted Op. Income | 1.9 | 1.9 | (4.4) | 3.8 | 1.9 | (3.3) | 0.6 | 3.2 | 0.8 | 0.0 | (1.3) | 2.0 |
| EBITDA | 4.9 | 4.4 | (2.4) | 6.8 | 5.3 | 0.3 | 3.8 | 6.2 | 4.0 | 2.7 | 1.6 | 3.0 |
| Non-GAAP Adjusted EBITDA | 5.5 | 5.1 | (0.9) | 7.1 | 5.3 | 0.0 | 3.8 | 6.3 | 4.0 | 3.4 | 1.8 | 5.0 |

| Change Year over Year | Q3 2015 | Q4 2015 | Q1 2016 | Q2 2016 | Q3 2016 | Q4 2016 | Q1 2017 | Q2 2017 | Q3 2017 | Q4 2017 | Q1 2018 | Q2 2018 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Net Sales | (0.1) | 3.2 | (6.6) | (4.6) | (8.6) | (5.2) | 8.3 | 1.9 | 2.4 | 2.5 | 1.3 | (0.7) |
| Net Sales % Change | -0.1% | 3.1% | -6.9% | -4.2% | -7.9% | -4.8% | 9.3% | 1.8% | 2.3% | 2.4% | 1.4% | -0.7% |
| Net Income (Loss) | 0.3 | 4.7 | (2.3) | 1.2 | 0.5 | (2.2) | 4.2 | (0.6) | (1.1) | (6.8) | (2.3) | (2.9) |
| Operating Income | 0.4 | 5.7 | (3.2) | 1.2 | 0.7 | (4.1) | 6.5 | (0.2) | (1.1) | 2.3 | (2.1) | (3.3) |
| Non-GAAP Adjusted Op. Income | (1.5) | 2.6 | (2.5) | 0.8 | 0.0 | (5.2) | 5.1 | (0.6) | (1.1) | 3.3 | (1.9) | (1.2) |
| EBITDA | 0.7 | 6.9 | (3.2) | 1.0 | 0.4 | (4.1) | 6.2 | (0.6) | (1.3) | 2.4 | (2.2) | (3.3) |
| Non-GAAP Adjusted EBITDA | (1.2) | 2.3 | (2.7) | 0.4 | (0.2) | (5.1) | 4.8 | (0.8) | (1.3) | 3.3 | (2.0) | (1.4) |

Note: 2011 and 2016 have 53 operating weeks, all other periods had 52 operating weeks

Note: Non-GAAP reconciliation starting on slide 27

# Current Business Conditions
## 2018 Initiatives

- We have consolidated our two commercial brands, Masland Contract and Atlas, under one management, sharing operations in marketing, product development and manufacturing but maintaining distinct sales forces.

- We announced our Profit Improvement Plan anticipating cost reductions in 2018 of over $3 million.

- We are taking advantage of the opportunities created in the west coast market with added retailer and builder penetration and increased service flexibility with the acquisition of the Porterville, CA yarn facility.

- Masland Contract has launched both the new Calibré and Quiet Down luxury vinyl flooring product lines.

- We have placed over 1,300 displays of Stainmaster PetProtect® luxury vinyl flooring through our Masland and Dixie Home residential brands.

- We are launching 150 new residential products for 2018.

- Our floorcovering sales for the first 4 weeks of the third quarter are down 2.2% compared to this period in 2017. During this time period, residential sales are stronger than commercial sales.









# Non-GAAP Information



**Use of Non-GAAP Financial Information:**

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Adjusted Gross Profit as Gross Profit plus manufacturing integration expenses of new or expanded operations, plus acquisition expense related to the fair market write up of inventories, plus one time items so defined (Note 1)

The Company defines Adjusted S,G&A as S,G&A less manufacturing integration expenses included in selling, general and administrative, less direct acquisition expenses, less one time items so defined. (Note 2)

The Company defines Adjusted Operating Income as Operating Income plus manufacturing integration expenses of new or expanded operations, plus acquisition expense related to the fair market write up of inventories, plus facility consolidation and severance expenses, plus acquisition related expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined. (Note 3)

The company defines Adjusted Income from Continuing Operations as net income plus loss from discontinued operations net of tax, plus manufacturing integration expenses of new or expanded operations, plus facility consolidation and severance expenses, plus acquisition related expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined , all tax effected. (Note 4)

The Company defines Adjusted EBIT as net income plus taxes and plus interest. The Company defines Adjusted EBITDA as Adjusted EBIT plus depreciation and amortization, plus manufacturing in integration expenses of new or expanded operations, plus facility consolidation and severance expenses, plus acquisition related expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined. (Note 5)

The company defines Free Cash Flow as Net Income plus interest plus depreciation plus non-cash impairment of assets and goodwill minus the net change in working capital minus the tax shield on interest minus capital expenditures. The change in net working capital is the change in current assets less current liabilities between periods. (Note 6)

The company defines Non-GAAP Earnings per Share (EPS) as the adjusted operating income less Interest and other expense, tax adjusted at a 35% rate, and divided by the number of fully diluted shares. (Note 7)

The Company defines Net Sales as Adjusted as net sales less the last week of sales in a 53 week fiscal year. (Note 8)

The Company defines Non-GAAP earnings per Share (EPS) for the Jobs Cut and Tax Act of 2017 as Net Income less discontinued operations minus the effect of the tax act and divided by the number of fully diluted shares. (Note 9)

# Non-GAAP Information



THE DIXIE GROUP

**Three Months Ended**

| Non-GAAP Gross Profit | Q1 2016 | Q2 2016 | Q3 2016 | Q4 2016 | Q1 2017 | Q2 2017 | Q3 2017 | Q4 2017 | Q1 2018 | Q2 2018 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net Sales | 89,234 | 105,316 | 100,297 | 102,606 | 97,541 | 107,187 | 102,650 | 105,084 | 98,858 | 106,438 |
| Gross Profit | 19,506 | 28,242 | 25,831 | 21,846 | 25,161 | 28,426 | 24,857 | 22,769 | 21,580 | 25,144 |
| Plus: Unusual Workers Comp | - | - | - | - | - | - | - | - | - | 450 |
| Plus: Business integration expense | - | - | - | - | - | - | - | - | - | - |
| Plus: Amortization of inventory step up | - | - | - | - | - | - | - | - | - | - |
| Non-GAAP Adj. Gross Profit (Note 1) | 19,506 | 28,242 | 25,831 | 21,846 | 25,161 | 28,426 | 24,857 | 22,769 | 21,580 | 25,594 |
| Gross Profit as % of Net Sales | 21.9% | 26.8% | 25.8% | 21.3% | 25.8% | 26.5% | 24.2% | 21.7% | 21.8% | 23.6% |
| Non-GAAP Adj. Gross Profit % of Net Sales | 21.9% | 26.8% | 25.8% | 21.3% | 25.8% | 26.5% | 24.2% | 21.7% | 21.8% | 24.0% |

| Non-GAAP S,G&A | Q1 2016 | Q2 2016 | Q3 2016 | Q4 2016 | Q1 2017 | Q2 2017 | Q3 2017 | Q4 2017 | Q1 2018 | Q2 2018 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net Sales | 89,234 | 105,316 | 100,297 | 102,606 | 97,541 | 107,187 | 102,650 | 105,084 | 98,858 | 106,438 |
| Selling and Administrative Expense | 23,666 | 24,320 | 23,774 | 25,223 | 24,481 | 25,261 | 24,044 | 22,384 | 23,120 | 23,801 |
| Plus: Business integration expense | - | - | - | - | - | - | - | - | - | - |
| Less: Acquisition expenses | - | - | - | - | - | - | - | - | - | - |
| Non-GAAP Adj. Selling and Admin. Expense | 23,666 | 24,320 | 23,774 | 25,223 | 24,481 | 25,261 | 24,044 | 22,384 | 23,120 | 23,801 |
| S,G&A as % of Net Sales | 26.5% | 23.1% | 23.7% | 24.6% | 25.1% | 23.6% | 23.4% | 21.3% | 23.4% | 22.4% |
| Non-GAAP S,G&A as % of Net Sales (Note 2) | 26.5% | 23.1% | 23.7% | 24.6% | 25.1% | 23.6% | 23.4% | 21.3% | 23.4% | 22.4% |

| Non-GAAP Operating Income | Q1 2016 | Q2 2016 | Q3 2016 | Q4 2016 | Q1 2017 | Q2 2017 | Q3 2017 | Q4 2017 | Q1 2018 | Q2 2018 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net Sales | 89,234 | 105,316 | 100,297 | 102,606 | 97,541 | 107,187 | 102,650 | 105,084 | 98,858 | 106,438 |
| Operating income (loss) | (5,840) | 3,403 | 1,916 | (2,894) | 628 | 3,179 | 767 | (608) | (1,515) | (165) |
| Plus: Acquisition expenses | - | - | - | - | - | - | - | - | - | - |
| Plus: Amortization of inventory step up | - | - | - | - | - | - | - | - | - | - |
| Plus: Business integration expense | - | - | - | - | - | - | - | - | - | - |
| Plus: Unusual Workers Comp | - | - | - | - | - | - | - | - | - | 450 |
| Plus: Legal Settlement | - | - | - | - | - | - | - | - | - | 1,514 |
| Plus: Profit improvement plans | 1,413 | 403 | (1) | (359) | - | - | 2 | 634 | 216 | 190 |
| Plus: Impairment of assets | - | - | - | - | - | - | - | - | - | - |
| Plus: Impairment of goodwill | - | - | - | - | - | - | - | - | - | - |
| Non-GAAP Adj. Operating Income (Loss) (Note 3) | (4,427) | 3,806 | 1,915 | (3,253) | 628 | 3,179 | 769 | 26 | (1,299) | 1,989 |
| Operating income as % of net sales | -6.5% | 3.2% | 1.9% | -2.8% | 0.6% | 3.0% | 0.7% | -0.6% | -1.5% | -0.2% |
| Adjusted operating income as a % of net sales | -5.0% | 3.6% | 1.9% | -3.2% | 0.6% | 3.0% | 0.7% | 0.0% | -1.3% | 1.9% |

| Non-GAAP Income from Continuing Operations | Q1 2016 | Q2 2016 | Q3 2016 | Q4 2016 | Q1 2017 | Q2 2017 | Q3 2017 | Q4 2017 | Q1 2018 | Q2 2018 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net income (loss) as reported | (4,767) | 1,677 | 534 | (2,722) | (604) | 1,103 | (558) | (9,496) | (2,907) | (1,815) |
| Less: (Loss) from discontinued, net tax | (10) | 62 | (39) | (84) | (29) | (123) | (11) | (69) | (23) | 157 |
| Income (loss) from Continuing Operations | (4,757) | 1,615 | 573 | (2,638) | (575) | 1,225 | (546) | (9,426) | (2,884) | (1,972) |
| Plus: Acquisition expenses | - | - | - | - | - | - | - | - | - | - |
| Plus: Amortization of inventory step up | - | - | - | - | - | - | - | - | - | - |
| Less: Gain on purchase of business | - | - | - | - | - | - | - | - | - | - |
| Plus: Business integration expense | - | - | - | - | - | - | - | - | - | - |
| Plus: Unusual Workers Comp | - | - | - | - | - | - | - | - | - | 450 |
| Plus: Legal Settlement | - | - | - | - | - | - | - | - | - | 1,514 |
| Plus: Profit improvement plans | 1,413 | 403 | (1) | (359) | - | - | 2 | 634 | 216 | 190 |
| Plus: Impairment of assets | - | - | - | - | - | - | - | - | - | - |
| Plus: Impairment of goodwill | - | - | - | - | - | - | - | - | - | - |
| Plus: Tax effect of above | (537) | (153) | 0 | 136 | - | - | (1) | (241) | - | - |
| Plus: Tax credits, rate change and valuation allowa | - | - | - | - | - | - | - | 8,169 | - | - |
| Non-GAAP Adj. (Loss) / Inc from Cont. Op's (Note | (3,881) | 1,865 | 572 | (2,861) | (575) | 1,225 | (545) | (864) | (2,668) | 182 |
| Adj diluted EPS from Cont. Op's | (0.25) | 0.12 | 0.04 | (0.18) | (0.04) | 0.08 | (0.03) | (0.06) | (0.17) | 0.01 |
| Wt'd avg. common shares outstanding - diluted | 15,600 | 15,783 | 15,744 | 15,659 | 15,673 | 15,826 | 15,707 | 15,707 | 15,851 | 15,864 |

| Non-GAAP EBIT and EBITDA | Q1 2016 | Q2 2016 | Q3 2016 | Q4 2016 | Q1 2017 | Q2 2017 | Q3 2017 | Q4 2017 | Q1 2018 | Q2 2018 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net income (loss) as reported | (4,767) | 1,677 | 534 | (2,722) | (604) | 1,103 | (558) | (9,496) | (2,907) | (1,815) |
| Less: (Loss) from discontinued, net tax | (10) | 62 | (39) | (84) | (29) | (123) | (11) | (69) | (23) | 157 |
| Plus: Taxes | (2,415) | 451 | 27 | (1,685) | (163) | 570 | (181) | 7,283 | (166) | (26) |
| Plus: Interest | 1,324 | 1,333 | 1,312 | 1,423 | 1,362 | 1,357 | 1,486 | 1,535 | 1,533 | 1,642 |
| Non-GAAP Adjusted EBIT (Note 5) | (5,848) | 3,399 | 1,912 | (2,900) | 624 | 3,153 | 759 | (608) | (1,517) | (356) |
| Plus: Depreciation and amortization | 3,498 | 3,325 | 3,410 | 3,282 | 3,210 | 3,196 | 3,213 | 3,328 | 3,143 | 3,164 |
| Non-GAAP EBITDA from Cont Op | (2,350) | 6,724 | 5,322 | 382 | 3,834 | 6,349 | 3,972 | 2,720 | 1,626 | 2,808 |
| Plus: Acquisition expenses | - | - | - | - | - | - | - | - | - | - |
| Plus: Amortization of inventory step up | - | - | - | - | - | - | - | - | - | - |
| Less: Gain on purchase of business | - | - | - | - | - | - | - | - | - | - |
| Plus: Business integration expense | - | - | - | - | - | - | - | - | - | - |
| Plus: Unusual Workers Comp | - | - | - | - | - | - | - | - | - | 450 |
| Plus: Legal Settlement | - | - | - | - | - | - | - | - | - | 1,514 |
| Plus: Profit improvement plans | 1,413 | 403 | (1) | (359) | - | - | 2 | 634 | 216 | 190 |
| Plus: Impairment of assets | - | - | - | - | - | - | - | - | - | - |
| Plus: Impairment of goodwill | - | - | - | - | - | - | - | - | - | - |
| Non-GAAP Adj. EBITDA (Note 5) | (937) | 7,127 | 5,321 | 23 | 3,834 | 6,349 | 3,974 | 3,354 | 1,842 | 4,962 |
| Non-GAAP Adj. EBITDA as % of Net Sales | -1.1% | 6.8% | 5.3% | 0.0% | 3.9% | 5.9% | 3.9% | 3.2% | 1.9% | 4.7% |
| Management estimate of severe weather (not in | - | - | - | - | - | - | - | - | - | - |

| Non-GAAP Free Cash Flow | Q1 2016 | Q2 2016 | Q3 2016 | Q4 2016 | Q1 2017 | Q2 2017 | Q3 2017 | Q4 2017 | Q1 2018 | Q2 2018 |
|---|---|---|---|---|---|---|---|---|---|---|
| Non-GAAP Adjusted EBIT (from above) | (5,848) | 3,399 | 1,912 | (2,900) | 624 | 3,153 | 759 | (608) | (1,517) | (356) |
| Times: 1 - Tax Rate = EBIAT | (3,626) | 2,107 | 1,185 | (1,798) | 387 | 1,955 | 470 | (377) | (1,517) | (356) |
| Plus: Depreciation and amortization | 3,498 | 3,325 | 3,410 | 3,282 | 3,210 | 3,196 | 3,213 | 3,328 | 3,143 | 3,164 |
| Plus: Non Cash Impairment of Assets, Goodwill | - | - | - | - | - | - | - | - | - | - |
| Minus: Net change in Working Capital | (4,671) | (3,330) | 927 | (9,831) | 10,906 | 6,247 | 11,135 | (4,902) | 2,138 | 5,416 |
| Non-GAAP Cash from Operations | 4,543 | 8,762 | 3,668 | 11,315 | (7,309) | (1,096) | (7,452) | 7,853 | (512) | (2,608) |
| Minus: Capital Expenditures | 1,218 | 1,020 | 1,357 | 1,736 | 3,778 | 2,733 | 5,731 | 1,340 | 752 | 745 |
| Minus: Business / Capital acquisitions | - | - | - | - | - | - | - | - | - | - |
| Non-GAAP Free Cash Flow (Note 6) | 3,325 | 7,742 | 2,311 | 9,579 | (11,087) | (3,829) | (13,183) | 6,513 | (1,264) | (3,353) |